

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2014

<u>Via Email</u>
Anthony S. Colatrella
Senior Vice President and Chief Financial Officer
The Babcock & Wilcox Company
The Harris Building
13024 Ballantyne Corporation Place
Suite 700
Charlotte, North Carolina 28277

Re: The Babcock & Wilcox Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 001-34658

Dear Mr. Colatrella:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Brian Cascio

Brian Cascio
Accounting Branch Chief